Exhibit 99.5

FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(2) OR (3) OF
NATIONAL INSTRUMENT NO. 51-102

Item 1.	Reporting Issuer

Bridgeport Ventures Inc. (the “Company”)
36 Toronto Street
Suite 1000
Toronto, Ontario
M5C 2C5

Item 2.	Date of Material Change

A material change took place on January 7, 2011.

Item 3.	Press Release

On January 7, 2011, a news release in respect of the material change was disseminated.

Item 4.	Summary of Material Change

The Company announced that in connection with its previously announced public offering of units (“Units”), the agents have exercised in full their over-allotment option to purchase 2.25 million Units at the offering price of $1.00 per Unit. Each Unit consists of one common share and one-half of one share purchase warrant of the Company, each whole such share purchase warrant entitling the holder thereof to acquire one additional common share of the Company for a period of 24 months at an exercise price of $1.40 per share.

Item 5.	Full Description of Material Change

The material change is described in the Company's press release attached hereto as Schedule "A", which press release is incorporated by reference herein.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Shastri Ramnath, President and Chief Executive Officer

(416) 350-2356

Item 9.	Date of Report

DATED at Toronto, in the Province of Ontario, this 7th day of January, 2011.

SCHEDULE A

NOT FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Bridgeport Ventures Inc. Announces Exercise in Full of the Over-Allotment Option

Toronto, Ontario – January 7, 2011 – Bridgeport Ventures Inc. (TSX: BPV) (“Bridgeport” or the “Company”) is pleased to announce that in connection with its previously announced public offering of units, the agents, led by RBC Capital Markets and including MGI Securities Inc., have exercised in full their over-allotment option to purchase 2.25 million units at the offering price of $1.00 per unit. Total gross proceeds of the offering, including the over-allotment, are $17.25 million. Each unit is comprised of one common share of Bridgeport (a “Common Share”) and one-half of one common share purchase warrant, each whole common share purchase warrant (a “Warrant”) entitling the holder to acquire one Common Share at a price of $1.40, for a period of 2 years following closing of the offering.

Bridgeport intends to use the net proceeds of the offering to explore its portfolio of 10 Nevada gold exploration projects, for property acquisitions and for general corporate purposes. Exploration activities at the Company’s Nevada projects are expected to include approximately 30,000 meters of drilling in 2011. The Company will also further evaluate its Rosario copper gold project in Chile using existing resources.

The Common Shares and the Warrants have not been, nor will be, registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement of such Act and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction. Any public offering of securities to be made in the United States would, if made, be made by means of a prospectus that could be obtained from the Company that would contain detailed information about the Company and management as well as financial statements.

About Bridgeport Ventures

Bridgeport Ventures Inc. (TSX: BPV) is a Canadian mineral exploration company with active gold and copper exploration in the Americas. The Company’s strong technical team has a solid record of exploration and discovery and a proven track record of mining development success. Additional information on Bridgeport can be found at: www.bridgeportventures.net.

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of Bridgeport, including, but not limited to, the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of exploration results and estimates, currency fluctuations, depending upon regulatory approvals, the uncertainty of obtaining additional financing and exploration risk.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

For further information please contact:
Shastri Ramnath
President and CEO
Tel. (416) 350-2173
investorrelations@bridgeportventures.net
www.bridgeportventures.net